SECUR 06009306 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC MAIL RECEIVED MAY 2 4 2006 WASH. D.C. 209 SECTION

SEC FILE NUMBER
8-66312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Wine Partners (U.S.) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

899 Adams Street, Suite E

(No. and Street)

St. Helena	California	94574
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Coleman 707 967-5303

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC., CERTIFIED PUBLIC ACCOUNTANTS

(Name – *if individual, state last, first, middle name*)

101 Montgomery Street, Suite 1900 San Francisco, CA 94104

(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 17 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/14/06

OATH OR AFFIRMATION

I, Mike Fisher, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Global Wine Partners (U.S.) LLC for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Mike Fisher
Signature

MEMBER, CFO
Title

State of California

County of Napa

On May 18, 2006, before me, P.S. Martin

☒ Personally known to me
☐ Proved to me on the basis of satisfactory evidence

To be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signatures~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

WITNESS my hand and official seal

P.S. Martin
Notary Public

P. S. MARTIN
Commission # 1474762
Notary Public - California
Napa County
My Comm. Expires Mar 6, 2008

Global Wine Partners (U.S.) LLC
(A California Limited Liability Company)

Global Wine Partners (U.S.) LLC
(A California Limited Liability Company)
Table of Contents

This report contains (check all applicable boxes):

Global Wine Partners (U.S.) LLC
(A California Limited Liability Company)

Financial Statements

Year Ended December 31, 2005

Global Wine Partners (U.S.) LLC
(A California Limited Liability Company)
Table of Contents
Year Ended December 31, 2005

STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Independent Auditors' Report

To the Member
Global Wine Partners (U.S.) LLC
St. Helena, California

We have audited the accompanying statement of financial condition of Global Wine Partners (U.S.) LLC (A California Limited Liability Company) as of December 31, 2005, and the related statements of operation, member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Wine Partners (U.S.) LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8, 9, and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
March 29, 2006

WWW.SJACCOUNTING.COM

Los Angeles
2049 Century Park East
Suite 400
Los Angeles, California 90067
TEL: 310.453.9400
FAX: 310.453.1187

Orange County
4 Park Plaza
Suite 900
Irvine, California 92614
TEL: 949.653.9400
FAX: 949.833.3582

San Francisco
101 Montgomery Street
Suite 1900
San Francisco, California 94104
TEL: 415.981.9400
FAX: 415.391.2310

East Bay
1333 N. California Boulevard
Suite 470
Walnut Creek, California 94596
TEL: 925.938.9400
FAX: 925.930.0107

Global Wine Partners (U.S.) LLC
(A California Limited Liability Company)
Statement of Financial Condition
Year Ended December 31, 2005

Assets	
Current assets:	
Cash	$ 157,956
Fees receivable	26,768
Due from member	74,737
Total assets, all current	$ 259,461
Liabilities and Member's Capital	
Current liabilities:	
Accounts payable and accrued expenses	$ 14,481
Due to affiliate	145,620
Total liabilities, all current	160,101
Member's capital	99,360
	$ 259,461

The accompanying notes form an integral part of these financial statements.

Global Wine Partners (U.S.) LLC
(A California Limited Liability Company)
Statement of Operation
Year Ended December 31, 2005

Management and investment advisory income	$ 732,637
Operating expenses:	
Payroll	516,930
Administrative	156,813
Facilities	143,204
Professional fees	38,645
Marketing	2,904
Total operating expenses	858,496
Net loss	$ (125,859)

The accompanying notes form an integral part of these financial statements.

Global Wine Partners (U.S.) LLC
(A California Limited Liability Company)
Statement of Member's Capital
Year Ended December 31, 2005

Balance at January 1, 2005	$ 275,219
Member capital contribution	90,000
Net loss	(125,859)
Distributions	(140,000)
Balance at December 31, 2005	$ 99,360

The accompanying notes form an integral part of these financial statements.

Global Wine Partners (U.S.) LLC
(A California Limited Liability Company)
Statement of Cash Flows
Year Ended December 31, 2005
Increase (Decrease) in Cash

Cash flows provided by operating activities:	
Net loss	$ (125,859)
Changes in assets and liabilities:	
Increase in assets:	
Fees receivable	284,137
Due from member	(74,737)
Increase in liabilities:	
Accounts payable and accrued expenses	13,081
Due to affiliate	52,319
Total adjustments	274,800
Net cash provided by operating activities	148,941
Cash flows provided by (used for) financing activities:	
Member capital contribution	90,000
Member distributions paid	(140,000)
Net cash used for financing activities	(50,000)
Net increase in cash	98,941
Cash, beginning of year	59,015
Cash, end of year	$ 157,956
Supplemental disclosure of cash flow information:	
Interest paid	$ 609
Income taxes paid	$ 3,300

The accompanying notes form an integral part of these financial statements.

(1) Summary of Significant Accounting Policies:

Business Activity

The Company was organized in December 2003 as MKF Capital Advisors. On August 9, 2004, it changed its name to Global Wine Partners (U.S.) LLC. The Company commenced operations on June 30, 2004, after its completion of all required regulatory registrations.

The Company is registered with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. The Company also has a broker-dealer certificate from the California Department of Corporations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in high-grade financial institutions, and the cash balances may at times throughout the year exceed the federally insured limits on such accounts. The Company has not experienced any losses in such accounts.

Revenue Recognition

The Company recognizes retainer revenue for consulting services upon engagement or over the specific period of engagement, if applicable. Success fees are recognized upon the execution of the transactions relating to those fees.

Income Taxes

Income taxes on limited liability company income are the personal responsibility of the individual member; therefore, no provision for income taxes has been recorded in these financial statements.

(2) Major Customers:

Approximately 40% of the Company's total fee revenue was earned from two customers during the year. There were no accounts receivables from these customers at December 31, 2005.

(3) Related-Party Transactions:

The Company and an affiliated company under common ownership and management control share personnel, administrative and marketing expenses, and office space. The affiliated company pays all costs incurred with those expenses and the Company reimburses the affiliate based on an administrative services agreement. Effective September 2005 the company paid its rent directly to the landlord. The Company pays all accounting, legal, and regulatory fees related to its operation. During the year ended December 31, 2005, the Company paid allocated expenses of $691,976 to the affiliated company.

(4) Net Capital Requirements:

Pursuant to Securities and Exchange Commission Rule 17CFR 402.2, the Company is required to maintain minimum net capital, as defined. The value of this defined operating parameter may vary materially from day to day. At December 31, 2005, the Company's net capital was $17,077, which is $6,398 in excess of the required $10,679 net capital.

(5) Commitments:

The company leases office space from an affiliate under a noncancelable operating lease expiring on August 31, 2008. At December 31, 2005, the approximate aggregate minimum lease commitments are as follows:

Year ended December 31:	
2006	$ 117,359
2007	117,359
2008	78,239
	$ 312,957

(6) Subsequent Events:

Subsequent to year end, the company received $96,500 pursuant to a bankruptcy distribution. The amount was recorded as income in 2006 as collection could not be assured until received.

Global Wine Partners (U.S.) LLC
(A California Limited Liability Company)
Computation of Net Capital and Net Capital Requirement
Year Ended December 31, 2005

Computation of Net Capital

Total member's capital from Statement of Financial Condition	$ 99,360
Less nonallowable assets:	
Unsecured fees receivable	7,546
Due from member	74,737
Net capital	$ 17,077

Computation of Net Capital Requirement

Minimum net capital required (6.67% of aggregate indebtedness)	$ 10,679
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two amounts)	$ 10,679
Excess in net capital	$ 6,398

The accompanying notes form an integral part of these financial statements.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Information for Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Global Wine Partners (U.S.) LLC
(A California Limited Liability Company)
Reconciliation of the Computation of Net Capital
Year Ended December 31, 2005

Per original filing	$	23,439
Audit adjustments primarily to accounts receivable and accounts payable		(6,362)
Per this filing	$	17,077

The accompanying notes form an integral part of these financial statements.

STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Independent Auditors' Report On Internal Control
Required By Rule 17a-5 Of The Securities And Exchange Commission

To the Member
Global Wine Partners (U.S.) LLC
St. Helena, California

In planning and performing our audit of the financial statements and supplemental schedules of Global Wine Partners (U.S.) LLC (a California limited liability company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WWW.SJACCOUNTING.COM

Los Angeles
2049 Century Park East
Suite 400
Los Angeles, California 90067
TEL: 310.453.9400
FAX: 310.453.1187

Orange County
4 Park Plaza
Suite 900
Irvine, California 92614
TEL: 949.653.9400
FAX: 949.833.3582

San Francisco
101 Montgomery Street
Suite 1900
San Francisco, California 94104
TEL: 415.981.9400
FAX: 415.391.2310

East Bay
1333 N. California Boulevard
Suite 470
Walnut Creek, California 94596
TEL: 925.938.9400
FAX: 925.930.0107

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
March 29, 2006

GLOBAL
WINE PARTNERS
NAPA • SYDNEY • PARIS
The Global Wine Investment Bank

SEC MAIL PROCESSING
RECEIVED
MAY 24 2006
WASH. D.C. 209 SECTION

May 19, 2006

United States Securities and Exchange Commission
Washington D.C. 20549

Enclosed are the audited financial statements for Global Wine Partners (U.S.) LLC for the year ended December 31, 2005 that are required to be filed with your office. If you have any questions, please contact me.

Sincerely,

Global Wine Partners (U.S.) LLC

Mike Fisher

NAPA
The Wine Business Center
899 Adams St., Ste. F
St. Helena, CA 94574 USA
(707) 967 5303

SYDNEY
Suite 1, Level 1
350 George St.
Sydney, NSW 2000, Australia
61(2) 9223 4544

PARIS
48 rue de Londres
Paris 75008, France
33(1) 4490 4223